UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of May, 2003

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)

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[COMPANY LOGO]                                                PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE

 GRUPO TELEVISA ELECTS BOARD OF DIRECTORS, APPROVES THE PAYMENT OF A DIVIDEND
                        AND ADOPTS BY-LAW AMENDMENTS

Mexico City, April 30, 2003-- Grupo Televisa,  S.A. (NYSE:TV;  BMV: TLEVISA
CPO) today announced that its shareholders elected the Company's Board of Directors, Executive Committee and Audit Committee at today's annual shareholders meeting, as follows:


Directors

Emilio Azcarraga Jean                    Chairman of the Board, President and
                                         Chief Executive Officer and President of
                                         the Executive Committee
Ma. Asuncion Aramburuzabala Larregui     Vice Chairwoman of the Board and Member
                                         of the Executive Committee of Grupo
                                         Modelo
In alphabetical order:
Pedro Aspe Armella                       Chairman of the Board and Chief
                                         Executive Officer of of Protego Asesores
                                         Financieros
Julio Barba Hurtado                      Director of Grupo Televicentro and Legal
                                         Advisor to the President
Jose Antonio Baston Patino               Corporate Vice President of Television
Ana Patricia Botin O'Shea                Private Investor
Manuel Jorge Cutillas Covani             Director of Bacardi Limited
Alfonso de Angoitia Noriega              Executive Vice President and Chief
                                         Financial Officer
Carlos Fernandez Gonzalez                Chief Executive Officer and Vice
                                         President of the Board of Grupo Modelo
Bernardo Gomez Martinez                  Deputy to the President
Claudio X. Gonzalez Laporte              Chairman of the Board and Chief
                                         Executive Officer of Kimberly-Clark de
                                         Mexico, S.A. de C.V.
Roberto Hernandez Ramirez                Chairman of the Board of Banco Nacional
                                         de Mexico
Enrique Krauze Kleinbort                 Chief Executive Officer of Editorial Clio
German Larrea Mota Velasco               Chairman of the Board and Chief
                                         Executive Officer of Grupo Mexico
Gilberto Perezalonso Cifuentes           Private Advisor and President of the
                                         Audit Committee
Alejandro Quintero Iniguez               Corporate Vice President of Sales and
                                         Marketing
Fernando Senderos Mestre                 Chairman of the Board and Chief
                                         Executive Officer of Grupo Desc
Enrique F. Senior Hernandez              Executive Vice President and Managing
                                         Director of Allen & Company Inc.
Lorenzo H. Zambrano Trevino              Chairman of the Board and Chief
                                         Executive Officer of Cemex

Members of the Executive Committee

Emilio Azcarraga Jean                    Chairman of the Board, President and
                                         Chief Executive Officer and President of
                                         the Executive Committee
In alphabetical order:
Juan Pablo Andrade Frich                 Asset Manager of Tresalia Capital, S.A.
                                         de C.V.
Alfonso de Angoitia Noriega              Executive Vice President and Chief
                                         Financial Officer
Ma. Asuncion Aramburuzabala Larregui     Vice Chairwoman of the Board and Member
                                         of the Executive Committee of Grupo
                                         Modelo
Julio Barba Hurtado                      Director of Grupo Televicentro and Legal
                                         Advisor to the President
Jose Antonio Baston Patino               Corporate Vice President of Television
Bernardo Gomez Martinez                  Deputy to the President
Alejandro Quintero Iniguez               Corporate Vice President of Sales and
                                         Marketing

Members of the Audit Committee

Gilberto Perezalonso Cifuentes           Private Advisor and President of the
                                         Audit Committee
In alphabetical order:
Juan Pablo Andrade Frich                 Asset Manager of Tresalia Capital, S.A.
                                         de C.V.
Juan Fernando Calvillo Armendariz        Vice President of Internal Auditing
Francisco Chevez Robelo                  Retired Partner of Chevez, Ruiz,
                                         Zamarripa y Cia, S.C.
Alberto Montiel Castellanos              Director of Montiel Font y Asociados,
                                         S.C.
Jorge Lutteroth Echegoyen                Controller and Vice President of Grupo
                                         Televisa


The shareholders meeting approved, among other things, the 2002 financial results and the payment of a dividend in the amount of Ps.550 million pesos, or the equivalent of 0.18936541 pesos per CPO, which includes dividends corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to Series D shares.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

                                    ###
Contacts:

  In Mexico:                                   In U.S. & Europe:
    Michel Boyance / Alejandro Eguiluz           Adam Miller / Robert Malin
    Grupo Televisa, S.A.                         The Abernathy MacGregor Group
    Av. Vasco de Quiroga No. 2000                501 Madison Avenue
    Colonia Santa Fe                             New York, NY  10022
    01210 Mexico, D.F.                           (212) 371-5999
    (5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 1, 2003                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President